Magnum Hunter Resources, Inc. 600 East Las Colinas Blvd., Suite 1200, Irving, TX 75039 Phone (972) 401-0752 Fax (972) 401-3110
  Internet  Address: http://www.magnumhunter.com


                                                               NEWS

                                                        FOR IMMEDIATE RELEASE
American Stock Exchange
   o   Common -  MHR
   o   Bonds - MHR.B

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                    MAGNUM HUNTER ANNOUNCES CASH TENDER OFFER
                   FOR 51% OF THE UNITS OF TEL OFFSHORE TRUST

     Irving, Texas, January 28, 1998, Magnum Hunter Resources, Inc. ("Magnum Hunter") announced today a cash purchase offer for, together with the Units it already owns, 51% of the Units of TEL Offshore Trust (OTC Bulletin Board - "TELOZ"), which indirectly owns net profit interests in 19 federal leases in the Gulf of Mexico, 13 of which are currently producing.

     Magnum Hunter is offering to purchase 2,261,770 Units of Tel Offshore Trust at a purchase price of $5.80 per Unit, net to the seller in cash. The aggregate amount of the offer is $13.1 million. Magnum Hunter currently owns 161,500 Units representing 3.4% of the Units outstanding. Terms and conditions of the offer to purchase are set forth in the Offer to Purchase and related Letter of Transmittal which is being mailed to all holders of Units of TEL Offshore Trust. The offer will expire at 12:00 midnight, New York City time, on Friday, February 27, 1998.

     Commenting on the offer, Mr. Gary C. Evans, President and Chief Executive Officer remarked "Magnum Hunter has established a strong foundation of long-lived onshore oil and gas reserves, principally in Texas, New Mexico and Oklahoma. We are developing these properties through an active drilling program, having successfully completed 75 out of 80 wells last year. Ownership of Units in the TEL Offshore Trust will strategically allow us to expand our geographic focus to the Gulf of Mexico where our management has significant experience and where reserve life is typically much shorter and would therefore compliment Magnum Hunter's 15 year reserve life index."

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Magnum Hunter Resources,  Inc. is an exploration and development company engaged in four principal activities: (1) the acquisition, production and sale of crude oil, condensate and natural gas; (2) the gathering, transmission and marketing of natural gas; (3) the managing and operating of producing oil and natural gas properties for interest owners; and (4) providing consulting and U.S.
export services to facilitate Latin American trade in energy products.

              FOR FURTHER INFORMATION CONTACT: MICHAEL P. MCINERNEY
                        INVESTOR RELATIONS (972) 401-0752
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